NR09-06	March 2, 2009

International Tower Hill Announces First Two Holes of 2009 Winter Drill Program, Livengood Project, Alaska:
206 metres of 1.40 g/t Gold (including 38.1 meter of 3.08 g/t gold)
and 38 metres of 1.23 g/t Gold

Vancouver, B.C…International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results from the initial two holes of its 2009 resource expansion winter drilling program on its Livengood Gold Project, Alaska.  Hole MK-RC-0110 returned 206 metres of 1.40 g/t gold (including 38.1 metres of 3.08 g/t gold), thereby confirming the thickness and higher grade nature of the Core Zone.  Hole MK-RC-0109, drilled on the south-western extension target of the Core Zone, returned 38 metres of 1.23 g/t gold and 18.3 metres of 0.92 g/t gold (Table 1).  As with many of the 2008 drillholes, both of these 2009 holes ended in significant gold mineralization, thus indicating the deposit is open at depth.  To date, a total of seven holes have been completed in the 2009 winter drill program and an additional reverse circulation drill rig has been added to the program (which has been expanded to 10,000 metres).

Table 1 Livengood Project
Significant Intercepts - 2009 Winter Program
(0.25g/t cutoff <3m internal dilution)

Hole ID	TD	From (m)	To (m)	Length (m)	g/t

MK-RC-0109	285.00	9.14	27.43	18.29	0.92
		106.68	109.73	3.05	1.28
		138.68	143.26	4.58	0.90
		164.59	202.69	38.10	1.23

MK-RC-0110	355.09	149.35	355.09	205.74	1.43
Including		173.7	211.8	38.1	3.08

Geologic data from the initial drill holes in the large north-eastern target area has shown a thrust repeated host rock section which is highly altered and could significantly expand the thickness of the mineralized zone in this high priority target area.  More importantly, the intense alteration characteristic of the highest grade areas has been discovered in hole MK-RC-0112 (assays not yet received), which is the first time it has been seen in the eastern part of the deposit.  Drilling over the next month will focus on the southwest and northeast targets areas, the two largest and most prospective target areas in the 2009 winter program.

Following completion of the 2009 winter phase of work, an updated resource estimate will be completed for use in the preparation of an initial Preliminary Economic Assessment of the Livengood Project, which the Company anticipates releasing in July, 2009.  In addition, subject to the completion of the recently announced bought deal financing, the Company plans to expand the 2009 summer program to 3 drills in order to complete approximately 30,000 metres of drilling for a 2009 project total of approximately 40,000 metres.

Jeff Pontius, President and CEO, stated “The tremendous resource growth we achieved in 2008, coupled with numerous highly prospective expansion targets, has fueled the need for an expanded program.  Our primary goals for 2009 will be to maximize the expansion of the Livengood Gold Deposit, initiate testing of other District scale targets at the project area and commence initial drill testing of high-grade feeder zone targets at depth”.

Livengood Gold Project

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliot Highway and the Trans Alaska Pipeline Corridor, approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.  ITH controls 100% of its 44 square kilometre Livengood land package, which is primarily comprised of fee land leased from the Alaska Mental Health Trust plus a number of smaller private mineral leases.  The thick, shallowly dipping, outcropping gold deposit at Livengood has a favourable geometry for a low strip, bulk tonnage mining operation.  Initial metallurgical data indicates the deposit is potentially amenable to low cost, heap leach gold recovery.

The Company and its predecessor in title, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first resource estimate being announced in early 2008.  The 2008 drilling program marks the first grid drilling resource definition campaign for the project and is only the initial step in what the Company envisions as a major exploration program to define what it anticipates is one of the world’s larger new gold deposits.

Results at Year-end 2008 (N.I. 43-101 Compliant)

The most recent resource estimate for the Livengood Project (announced and as at January 28, 2009) incorporates all of the 2008 drilling and trenching (a total of 172 core and reverse circulation holes and 11 trenches totalling over 41,063 metres).  The updated gold resource is 128.6 M/t (indicated) at an average grade of 0.83 g/t (3.41M ounces gold) and 142.1 M/t (inferred) at an average grade of 0.74 g/t (3.39M ounces gold), based on a cut off grade of 0.50 g/t gold (see NR09-02).  This updated estimate represents a 70% increase of the gold resource from the previous estimate (as at September 27, 2008) reported on October 29, 2008 (see NR08-22).

The expansion of the deposit over the past 12 months incorporates the discovery of the larger and higher grade Core Zone area at the Money Knob target.  The Core Zone area has an estimated gold resource of 68.8 M/t (indicated) at an average grade of 1.03 g/t gold (2.28M ounces) and 65.2 M/t (inferred) at an average grade of 0.93 g/t gold (1.95M ounces), based on a cut off grade of 0.70 g/t gold.

A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood/.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage through to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, the anticipated completion of a Preliminary Economic Assessment for the Livengood Project, the proposed expansion of the planned 2009 wither and summer drilling programs, the anticipated completion of the recently announced bought deal equity financing, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43 101 Standards of Disclosure of Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.